Boucherville, June 26, 2008

Mr. Christopher White, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Cadiscor Resources Inc.

Answers to letter of comments dated June 9, 2008

Form 10-KSB for Fiscal Year Ended December 31, 2007

Filed  March 31, 2008.

File No. 0-52252

Dear Mr. White,

In answer to your letter of comments regarding the filing of Form 10-KSB on March 31, 2008 by Cadiscor Resources Inc. (“Cadiscor”), please find hereafter Cadiscor’s answers or amendments following your letter of comments dated June 9, 2008 or why such amendments would not be applicable for Cadiscor. Answers are presented according to the order of your comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management`s annual report on internal control over financial reporting of the small business issuer, page 37.

1.

Pursuant to Item 308 T(a)(4) of Regulation S-B, we will amend Form 10-KSB at page 37 to insert the following paragraph :

“This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”

Certifications

2.

Certifications required by Exchange Act Rules 13a-14(a)/15d-14(a) and Section 1350 had been sent for filing and authorized for filing however due to an human error they had been left out from the filing on EDGAR. So we will amend Form 10-KSB to include the required certifications.

1570 Ampère, Suite 502

Boucherville, Québec J4B 7L4

Telephone : (450) 449-0066 Fax : (45) 449-1744

www.cadiscor.com

Engineering Comments

General

3 and 4.

The Company is a private foreign issuer with its principal jurisdiction in the Province of Québec in Canada. The Company has a disclaimer policy on its website specifying the following:

 “Information disclosed under the corporate and securities laws of those Canadian or United States jurisdictions applicable to CADISCOR is not intended to be in any way qualified, amended, modified or supplemented by the information otherwise available in, though or on this Website. Due to the technical and security risks inherent in the Internet and because the document you access may differ from the original depending on your browser software, information set out in this Website should not be used for the purpose of making investment decision with respect to CADISCOR securities.

Therefore, CADISCOR does not warrant the accuracy, reliability, completeness, timeliness or suitability of the Content and reserves the right to make changes at any time without notice.”

The Company will remove at pages 13 and 14 of Form 10-KSB, two references that read as follows: “(See Longitudinal Section -600E and 1200 E Sectors under Discovery Property on Cadiscor`s website at www.cadiscor.com)” in order to limit the discussion on exploration results to the ones made in the Form 10-KSB that contains the appropriate warnings for U.S. Investors at page 3. The only reference made to our website in Form 10-KSB should be related to the Code of Ethics which is required to be posted on our website for reference at Item 12 (b) Conflict of interests of Form 10-KSB.

5.

Discovery Gold Project Estimated Resources, page 10

We will correct the erroneous definition of Scoping Study at page 10 of Form 10-KSB so that the sentence reads as follows: “Based on these results, Cadiscor will undertake a Scoping Study (Preliminary Economic Study)”.

6. Flordin Property, page 22

At page 21 (not page 22) of Form 10-KSB, we will add that resource estimates that were disclosed by Cambior in 1988 our predecessor on the property pre-dated the standards of National Instrument 43- 101 and pursuant to NI-43-101, we will mention that it constitutes an historical estimated data preceding NI 43-101 and that no new estimate have been made since. The sentence will read as follows:

“On July 9, 2007, the Company had acquired the Flordin property, which hosts the Flordin deposit, immediately east of the Cameron Shear property. In 1988, Cambior, the Company’s predecessor on the property, prior to established standards of National Instrument 43-101, disclosed the Flordin deposit to contain 815,000 tonnes grading 5.1 g/t Au. In 1989, a ramp was excavated and underground exploration work and bulk sampling were carried out that confirmed the presence of gold-bearing zones. Work was suspended due to the low gold price at the time (U.S. $390 per ounce). This historical estimated data constitutes the most recent resource estimate reported on the property. At the end of 2007, the Company began drilling four holes to confirm the previous results and to test the extensions of the deposit at depth.”

7.

We added to our cover letter a statement from the Company acknowledging that:

Cadiscor Resources Inc.

1570 Ampère, Suite 502

Boucherville, Québec J4B 7L4

Telephone : (450) 449-0066 Fax : (45) 449-1744

www.cadiscor.com

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your constructive comments and the collaboration of your associates in helping our society in answering these comments. Please accept our most distinguished salutations,

_____________________________

Michel Bouchard,

President

Enclosures: Form 10-KSB/A1 with marked amendments for the year ended December 31, 2007

Exhibit 31: Certifications of Mr. Michel Bouchard and Mrs. Pauline Comtois; and

Exhibit 32: Certification pursuant to Section 1350.

Cadiscor Resources Inc.

1570 Ampère, Suite 502

Boucherville, Québec J4B 7L4

Telephone : (450) 449-0066 Fax : (45) 449-1744

www.cadiscor.com

STATEMENT

I, Michel Bouchard, President of the Company declares that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing of Form Form 10KSB/A1 for the period ending December 31, 2007;

•

Staff comments from the U.S. Securities and Exchange Commission (“Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company recognizes that it may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 26, 2008

__________________________

Michel Bouchard,

President

For Cadiscor Resources Inc.

Cadiscor Resources Inc.

1570 Ampère, Suite 502

Boucherville, Québec J4B 7L4

Telephone : (450) 449-0066 Fax : (45) 449-1744

www.cadiscor.com